Exhibit 99.1

Magna International Inc.

First Quarter Report

2020

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position [“MD&A”] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2020 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2019 included in our 2019 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the “Forward-Looking Statements” section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at May 6, 2020.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America [“U.S. GAAP”], this report includes the use of Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the “Non-GAAP Measures”]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management for this purpose. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the “Non-GAAP Financial Measures Reconciliation” section of this MD&A.

IMPACT OF COVID-19 ON OUR BUSINESS

The COVID-19 pandemic and related restrictions have resulted in the temporary suspension of production at substantially all OEM and supplier production facilities in China, Europe and North America. While OEM and supplier final production facilities in China have generally resumed production, facilities in Europe are beginning to return to production and facilities in North America are expected to return to production in stages over the next few weeks.

New vehicle sales have dropped precipitously due to the scale of the global economic shut-down, loss of employment and impact on consumers’ wealth and disposable income. Consumer confidence levels have deteriorated and are likely to remain at low levels even after economic activity resumes in each major vehicle market. It is too early to predict how long consumer confidence and disposable income levels may remain low, or the full impact of either of these factors on vehicle sales.

It is difficult to determine with a high degree of accuracy the value of sales lost specifically as a result of the temporary suspension of production at OEM plants brought on by COVID-19.  However, based on our expectations prior to the production suspensions compared to final production levels for the first quarter, we estimate such lost sales to have been approximately $1.1 billion. It is similarly difficult to accurately determine the Adjusted EBIT impact specifically attributable to such lost sales. However, we estimate that Adjusted EBIT was negatively impacted by approximately $250 million. As production resumes and ramps up, it will become increasingly difficult to distinguish the COVID-19 impact on our sales and earnings from other factors.

MANUFACTURING OPERATIONS

Initial evidence of the COVID-19 virus began to emerge in China late in 2019 and, by late January 2020, our operations in the city of Wuhan had suspended production. By early to mid-February production at substantially all of our manufacturing facilities in China had been reduced or suspended as a result of COVID-19. Due to the subsequent spread of COVID-19 into Europe and North America, production was reduced or suspended by late March at substantially all of our European, U.S. and Canadian operations and in April at our Mexican operations. Additionally, work from home arrangements were implemented for professional staff in each market in accordance with these timeframes.

While our operations in China have generally resumed production, our operations in Europe started returning to production in late April, with facilities in North America expected to return to production in stages beginning in mid-May.

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We continue to actively monitor the situation and adjust our plans in accordance with governmental orders and legal requirements in each of the markets in which we operate. We may take further actions with respect to production, where required by law or determined by us to be in the best interests of our employees, customers, suppliers or other applicable stakeholders. We are presently unable to assess the impact of the pandemic on our financial results for the remainder of fiscal 2020 and remain unable at this time to resume providing an Outlook for the year.

EMPLOYEE HEALTH & SAFETY

The health and safety of our employees is our number one priority. As the COVID-19 virus spread, we developed protocols, assessment tools and guidance documents to assist all of our manufacturing facilities, as well as engineering, R&D, sales and other offices. We have also disseminated health screening tools and isolation guides for our employees, instituted contact tracing for any known cases of the virus within our employee population, instituted decontamination procedures, and also acquired and installed or disseminated personal protective equipment for employees. Throughout, our medical and health and safety staff have complied with applicable legal requirements and have worked in coordination with public health authorities, as well as the medical directors of our OEM customers to share best practices, as well as to promote employee safety and confidence for return to work. Return to work protocols have been consolidated into our “Smart Start Playbook”, a return to work guide for managers throughout the company, which addresses a wide range of topics such as:

•                  plant opening protocols;

•                  emergency management teams;

•                  personal protective equipment requirements;

•                  self-assessments and facility assessments;

•                  cleaning and disinfection protocols; and

•                  employee training and communications.

Our Smart Start Playbook includes a streamlined set of checklists and practical recommendations based on guidelines from the Centers for Disease Control and Prevention and the World Health Organization. We have shared the playbook publicly by making it available to our customers and suppliers, in order to promote the health and safety of employees throughout the automotive value chain.

EMPLOYEE INCOME AND BENEFITS PROTECTIONS

In light of the suspension of production, temporary layoffs of employees have been inevitable. However, we have taken a number of steps to minimize the impact felt by our employees, including:

•                  maintaining employee benefits coverages through the layoff period;

•                  maximizing the number of days at full compensation during the layoff period through utilization of vacation days, where possible;

•                  engaging emergency government wage protection programs and providing top-ups to maintain full compensation levels for a certain period, where applicable; and

•                  providing regular communication to employees, including with respect to company programs to support their physical and mental health needs.

LIQUIDITY ACTIONS

In addition to a strong cash position of $1.26 billion as at March 31, 2020, as well as term and operating lines of credit totalling $3.3 billion, of which $3.1 billion was unused and available as at March 31, 2020, we took two prudent steps in April 2020 to provide us with additional financing flexibility in the face of the COVID-19 pandemic. The first was the amendment of our 364-day syndicated revolving credit facility to increase the size of the facility from $300 million to $1.0 billion and extend the maturity to April 2021. The second was the filing of a base shelf prospectus with the Ontario Securities Commission and an F-10 registration statement with the U.S. Securities and Exchange Commission, to qualify up to $2.0 billion of debt securities from time to time over a 25-month period.  These actions are described in the “Subsequent Events” section of this MD&A.

Also, as a cash conservation measure, we have stopped our repurchases of common shares for cancellation under our normal course issuer bids.

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CAPITAL AND OTHER EXPENDITURES

We are engaging with our customers to understand the impact of the COVID-19 pandemic on their production plans and thus our capital expenditures. Where our customers’ production programs are being delayed, deferred or cancelled, we are taking equivalent capital expenditure actions. We have also reduced discretionary capital spending and certain productivity capital expenditures where the returns on the investment are no longer likely to be achieved within an appropriate timeframe. However, we remain focused on ensuring that capital actions being taken today do not adversely impact the implementation of our long-term strategy.

SUPPLY CHAIN

Although no material supplier to us has become bankrupt or insolvent as a result of the COVID-19 suspension of production, we have heightened our focus on the financial health of our supply base. In addition to providing suppliers with work restart protocols through our Smart Start Playbook, we are supporting suppliers with respect to potential government support programs and exploring potential industry solutions for suppliers’ liquidity and working capital challenges.

OTHER IMPACTS AND RISKS

To date, we have not observed any impairments of our assets due to the COVID-19 pandemic.  We will, however, continue our evaluation and could experience material impacts as a result of COVID-19, including, but not limited to, charges from potential expected credit losses, asset impairments, deferred tax valuation allowances and changes in the effectiveness of our hedging instruments.

The effect of the COVID-19 pandemic will not be fully reflected in our results of operations and overall financial performance until future periods and the long-term impacts are unknown. Since the pandemic continues to evolve rapidly, it is difficult to accurately assess its continued magnitude, outcome and duration. A prolonged pandemic would further:

•                  deteriorate economic conditions, resulting in lower consumer confidence which typically translates into lower vehicle sales and production levels;

•                  reduce our customers’ production volume levels, including as a result of continued or intermittent facility shutdowns;

•                  elevate the financial pressure on our customers, which could lead to an OEM insolvency, and would likely increase pricing pressure on us; and

•                  reduce our production levels, including as a result of continued or intermittent shutdowns of our manufacturing facilities.

Additionally, a prolonged pandemic could:

•                  cause potential shortages of employees to staff our facilities, or the facilities of our customers or suppliers;

•                  lead to prolonged disruptions of critical components, including as a result of the bankruptcy/insolvency of one or more suppliers due to worsening economic conditions; or

•                  result in governmental regulation adversely impacting our business.

Any or all of the above impacts of a prolonged pandemic could have a rapid, unexpected and material adverse effect on our business, financial condition and results of operations.

Irrespective of whether the pandemic is prolonged, the significant global economic impact and job losses to date are likely to affect household income and wealth beyond 2020, which would directly affect vehicle sales and thus production as well.

HIGHLIGHTS

•                  Total sales decreased 18% to $8.7 billion in the first quarter of 2020, compared to $10.6 billion in the first quarter of 2019.  This compares to global vehicle production, which declined 27%, largely due to the COVID-19 pandemic.  In addition to the significant decline in global light vehicle production, our lower sales in the first quarter of 2020 primarily reflected the divestiture of our Fluid Pressure & Controls [“FP&C”] business at the end of the first quarter of 2019 and the weakening of foreign currencies against the U.S. dollar.  These were partially offset by the launch of new programs.

•                  Diluted earnings per share and adjusted diluted earnings per share for the first quarter of 2020 were $0.86, compared to $3.39 and $1.63, respectively, for the first quarter of 2019.  The decrease in adjusted diluted earnings per share in the first quarter of 2020 compared to the first quarter of 2019 is mainly due to lost contribution on our lower sales, as well as the divestiture of FP&C at the end of the first quarter of 2019 and lower tooling contribution.  These factors were partially offset by a decrease in the weighted average number of diluted shares outstanding during the first quarter of 2020.

•                  Cash from operating activities was $639 million in the first quarter of 2020, an 8% increase compared to $594 million in the first quarter of 2019. This reflects a decrease in operating assets and liabilities primarily due to the impact COVID-19 had on our operations in the first quarter of 2020.

•                  We returned $313 million to shareholders in the first quarter of 2020 through $192 million in share repurchases for cancellation and $121 million in dividends.  Given the high degree of business uncertainty caused by COVID-19, towards the end of the first quarter of 2020 we stopped our repurchases of common shares for cancellation under our normal course issuer bid. Our Board of Directors did, however, declare a first quarter dividend of $0.40 per Common Share, payable on June 5, 2020 to shareholders of record as of the close business on May 22, 2020.

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OVERVIEW

OUR BUSINESS(1)

We are a mobility technology company. We have more than 159,000 entrepreneurial-minded employees and 347 manufacturing operations and 94 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months
	ended March 31,
	2020	2019	Change

1 Canadian dollar equals U.S. dollars	0.745	0.752	-	1%
1 euro equals U.S. dollars	1.102	1.135	-	3%
1 Chinese renminbi equals U.S. dollars	0.143	0.148	-	3%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months ended March 31, 2020 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months
	ended March 31,
	2020	2019	Change

North America	3,688	4,250	-	13%
Europe	4,655	5,737	-	19%
China	3,369	6,039	-	44%

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain operations accounted for under the equity method.

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RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED MARCH 31, 2020

SALES

Sales decreased 18% or $1.93 billion to $8.66 billion for the first quarter of 2020 compared to $10.59 billion for the first quarter of 2019 primarily due to lower global light vehicle production and lower assembly volumes, including approximately $1.1 billion due to the impact of the COVID-19 pandemic during the first quarter of 2020. In addition, sales decreased due to:

•                  divestitures, net of acquisitions, during or subsequent to the first quarter of 2019 which decreased sales by $325 million;

•                  the weakening of foreign currencies against the U.S. dollar, including the euro, Brazilian real, Turkish lira, Chinese renminbi, and Canadian dollar which decreased sales by $152 million;

•                  the end of production of certain programs; and

•                  net customer price concessions subsequent to the first quarter of 2019.

These factors were partially offset by the launch of programs during or subsequent to the first quarter of 2019.

The changes in sales are discussed further in the “Segment Analysis” section of this MD&A.

COST OF GOODS SOLD

	For the three months ended March 31,
	2020	2019	Change
Material	$5,253	$6,706	$(1,453)
Direct labour	701	747	(46)
Overhead	1,613	1,711	(98)
Cost of goods sold	$7,567	$9,164	$(1,597)

Cost of goods sold decreased $1.6 billion to $7.57 billion for the first quarter of 2020 compared to $9.16 billion for the first quarter of 2019 primarily as a result of lower material, direct labour and overhead costs associated with lower vehicle production, and lower assembly volumes in our Complete Vehicles segment which has a higher average material content compared to sales than our consolidated average.  These declines in vehicle production and assembly volumes include the negative impact due to the COVID-19 pandemic during the first quarter of 2020. In addition, cost of goods sold decreased due to:

•                  divestitures, net of acquisitions, during or subsequent to the first quarter of 2019 decreased cost of goods sold by $277 million;

•                  a $136 million net decrease in the reported U.S. dollar cost of goods sold primarily due to the weakening of the euro, Brazilian real, Chinese renminbi, Turkish lira and Canadian dollar, each against the U.S. dollar; and

•                  ongoing productivity initiatives.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization costs increased $15 million to $336 million for the first quarter of 2020 compared to $321 million for the first quarter of 2019 primarily as a result of higher amortization at our facilities partially offset by a $6 million net decrease in reported U.S. dollar depreciation and amortization mainly due to the weakening of the euro against the U.S. dollar.

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SELLING, GENERAL AND ADMINISTRATIVE [“SG&A”]

SG&A expense as a percentage of sales was 4.4% for the first quarter of 2020 compared to 4.0% for the first quarter of 2019. SG&A expense decreased $40 million to $381 million for the first quarter of 2020 compared to $421 million for the first quarter of 2019, primarily as a result of:

•                  a $16 million write-down during the first quarter of 2019 of fixed assets in our Electronics business associated with certain ADAS programs that will be utilizing new technologies;

•                  divestitures, net of acquisitions, during or subsequent to the first quarter of 2019 which decreased SG&A by $14 million;

•                  lower short-term and long-term incentive compensation;

•                  a $7 million net decrease in the reported U.S. dollar SG&A expense primarily due to the weakening of the euro, Brazilian real, Chinese renminbi and Canadian dollar, each against the U.S. dollar; and

•                  lower labour and benefit costs.

These factors were partially offset by gains on the sale of assets in the first quarter of 2019.

INTEREST EXPENSE, NET

During the first quarter of 2020, we recorded net interest expense of $17 million compared to $31 million for the first quarter of 2019. The $14 million decrease is primarily as a result of a decline in short-term borrowings and higher cash balances.

EQUITY INCOME

Equity income decreased $5 million to $30 million for the first quarter of 2020 compared to $35 million for the first quarter of 2019, primarily as a result of reduced earnings due to lower sales at our non-wholly owned operations related to the impact of the COVID-19 pandemic during the first quarter of 2020, partially offset by lower depreciation and amortization related to fair value increments as a result of the impairment of investments during 2019.

OTHER INCOME, NET

During the three months ended March 31, 2020 we did not record any Other Income or Expense items.  During the three months ended 2019, we recorded Other income, net as follows:

	2019
		Net Income	Diluted
	Operating	Attributable	Earnings
	Income	to Magna	per Share
Gain on sale of business (1)	$(516)	$(438)	$(1.34)
Net gains on investments (2)	(177)	(151)	(0.46)
Restructuring (3)	14	14	0.04
Other income, net	$(679)	$(575)	$(1.76)

(1)         Gain on sale of business

We recorded a gain of $516 million [$438 million after tax] on the sale of FP&C which was previously reported within our Power & Vision segment.

(2)         Net gains on investments

We recorded unrealized gains of $177 million [$151 million after tax], substantially related to the initial public offering for Lyft, Inc. [“Lyft”].

(3)         Restructuring

We recorded net restructuring charges of $14 million [$14 million after tax] related to certain European Body Exteriors & Structures operations.

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INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $386 million for the first quarter of 2020 compared to $1.37 billion for the first quarter of 2019. This $982 million decrease is a result of the following changes, each as discussed above:

	For the three months
	ended March 31,
	2020	2019	Change
Sales	$8,657	$10,591	$(1,934)
Costs and expenses
Cost of goods sold	7,567	9,164	(1,597)
Depreciation and amortization	336	321	15
Selling, general & administrative	381	421	(40)
Interest expense, net	17	31	(14)
Equity income	(30)	(35)	5
Other income, net	—	(679)	679
Income from operations before income taxes	$386	$1,368	$(982)

INCOME TAXES

	For the three months ended March 31,
	2020		2019
Income Taxes as reported	$134	34.7%	$267	19.5%
Tax effect on Other income, net	—	—	(104)	4.2
	$134	34.7%	$163	23.7%

Excluding the Tax effect on Other income, net, our effective income tax rate increased to 34.7% for the first quarter of 2020 compared to 23.7% for the first quarter of 2019, primarily due to an increase in the rate of 9.5% as a result of tax on foreign exchange gains reported on U.S. dollar denominated assets for Mexican tax purposes that are not recognized for U.S. GAAP purposes.  In addition, our effective income tax rate increased due to:

•    an increase in losses not benefited in Europe; and

•    higher accrued tax on undistributed foreign earnings.

These factors were partially offset by a change in mix of earnings resulting in proportionally lower income earned in jurisdictions with higher income tax rates.

LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Loss attributable to non-controlling interests increased $4 million to $9 million for the first quarter of 2020 compared to $5 million for the first quarter of 2020 due to decreased profits at substantially all of our non-wholly owned operations in China.

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NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. decreased $845 million to $261 million for the first quarter of 2020 compared to $1.11 billion for the first quarter of 2019, as a result of: a decrease in income from operations before income taxes of $982 million; partially offset by a decrease in income taxes of $133 million; and a decrease in loss attributable to non-controlling interests of $4 million.

EARNINGS PER SHARE

	For the three months
	ended March 31,
	2020	2019	Change
Earnings per Common Share
Basic	$0.86	$3.40	-	75%
Diluted	$0.86	$3.39	-	75%
Weighted average number of Common Shares outstanding (millions)
Basic	302.1	325.1	-	7%
Diluted	302.7	326.3	-	7%
Adjusted diluted earnings per share	$0.86	$1.63	-	47%

Diluted earnings per share decreased $2.53 to $0.86 for the first quarter of 2020 compared to $3.39 for the first quarter of 2019 as a result of the decrease in net income attributable to Magna International Inc., as discussed above, partially offset by a decrease in the weighted average number of diluted shares outstanding during the first quarter of 2020.  The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the first quarter of 2019, pursuant to our normal course issuer bids.

Other income, net, after tax, positively impacted diluted earnings per share by $1.76 in the first quarter of 2019, as discussed in the “Other income, net” and “Income Taxes” sections.

Adjusted diluted earnings per share, as reconciled in the “Non-GAAP Financial Measures Reconciliation” section, decreased $0.77 to $0.86 for the first quarter of 2020 compared to $1.63 for the first quarter of 2019.

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NON-GAAP PERFORMANCE MEASURES - FOR THE THREE MONTHS ENDED MARCH 31, 2020

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna’s Sales and Adjusted EBIT by segment and the impact each segment’s changes have on Magna’s Adjusted EBIT as a percentage of sales for the first quarter of 2020 compared to the first quarter of 2019:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
First quarter of 2019	$10,591	$720		6.8%
(Decrease) Increase related to:
Body Exteriors & Structures	(632)	(164)	-	1.4%
Power & Vision	(560)	(81)	-	0.5%
Seating Systems	(172)	(54)	-	0.5%
Complete Vehicles	(607)	22	+	0.8%
Corporate and Other	37	(40)	-	0.5%
First quarter of 2020	$8,657	$403		4.7%

Adjusted EBIT as a percentage of sales decreased 2.1% to 4.7% for the first quarter of 2020 compared to 6.8% for the first quarter of 2019 substantially due to the negative impact of the COVID-19 pandemic, which impacted first quarter of 2020 Adjusted EBIT as a percentage of sales by approximately 2%. Excluding the impact of the COVID-19 pandemic, other factors negatively impacting Adjusted EBIT as a percentage of sales include:

•                  lower tooling contribution in the first quarter of 2020 compared to the first quarter of 2019;

•                  operational underperformance at a Body Exterior & Structures facility; and

•                  divestitures, net of acquisitions, during or subsequent to the first quarter of 2019.

These factors were substantially offset by:

•                  lower short-term and long-term incentive compensation and employee profit sharing;

•                  a favourable engineering program resolution in the first quarter of 2020 in our Complete Vehicles segment; and

•                  favourable mix within the Mercedes-Benz G-Class complete vehicle assembly program.

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RETURN ON INVESTED CAPITAL

Return on Invested Capital was 6.7% for the first quarter of 2020 compared to 26.9% for the first quarter of 2019. The 20.2% decrease includes a 13.7% negative impact due to the change in Other income, net, after tax.  Adjusted Return on Invested Capital decreased 6.5% to 6.7% for the first quarter of 2020 compared to 13.2% for the first quarter of 2019 as a result of a decrease in Adjusted After-tax operating profits partially offset by lower Average Invested Capital.

Average Invested Capital decreased $956 million to $15.7 billion for the first quarter of 2020 compared to $16.7 billion for the first quarter of 2019, primarily due to:

•                  the impairment of assets recorded in the third quarter of 2019;

•                  a decrease in non-cash working capital;

•                  the sale of our investment in Lyft equity in the third and fourth quarters of 2019;

•                  the sale of our FP&C business during the first quarter of 2019; and

•                  the net weakening of foreign currencies against the U.S. dollar.

These factors were partially offset by:

•                  the recognition of operating lease right-of-use assets during the first quarter of 2019 in accordance with the adoption of the accounting standard Accounting Standards Codification 842 — Leases; and

•                  an increase in our investment in fixed assets to refurbish or replace assets consumed in the normal course of business and for manufacturing equipment for programs that will be launching subsequent to the first quarter of 2020.

RETURN ON EQUITY

Return on Equity was 9.6% for the first quarter of 2020 compared to 38.3% for the first quarter of 2019. This 28.7% decrease was due to lower net income attributable to Magna, partially offset by lower average shareholders’ equity. The change in Other income, net, after tax, negatively impacted Return on Equity by 19.9%.

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SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Magna also has electronic and software capabilities across many of these areas.

Our business is managed under operating segments which have been determined on the basis of technological opportunities, product similarities, as well as market and operating factors. Our internal financial reporting is aligned with the way our business is managed. Accordingly, we report key internal operating performance measures for Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles for presentation to our chief operating decision maker to use in the assessment of operating performance, allocation of resources, and to help plan our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reportable segments.  Adjusted EBIT has been reconciled in the “Non-GAAP Financial Measures Reconciliation” section included in this MD&A.

	For the three months ended March 31,
	Sales			Adjusted EBIT
	2020	2019	Change	2020	2019	Change
Body Exteriors & Structures	$3,676	$4,308	$(632)	$199	$363	$(164)
Power & Vision	2,523	3,083	(560)	135	216	(81)
Seating Systems	1,261	1,433	(172)	40	94	(54)
Complete Vehicles	1,321	1,928	(607)	50	28	22
Corporate and Other	(124)	(161)	37	(21)	19	(40)
Total reportable segments	$8,657	$10,591	$(1,934)	$403	$720	$(317)

BODY EXTERIORS & STRUCTURES

	For the three months
	ended March 31,
	2020	2019	Change
Sales	$3,676	$4,308	$(632)	-	15%
Adjusted EBIT	$199	$363	$(164)	-	45%
Adjusted EBIT as a percentage of sales	5.4%	8.4%		-	3.0%

Sales — Body Exteriors & Structures

Sales for Body Exteriors & Structures decreased 15% or $632 million to $3.68 billion for the first quarter of 2020 compared to $4.31 billion for the first quarter of 2019, primarily as a result of lower global light vehicle production during the first quarter of 2020, including the impact of the COVID-19 pandemic of approximately $425 million. Other factors negatively impacting sales include:

•                  the end of production of certain programs;

•                  a $45 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro, Brazilian real, Canadian dollar and Chinese renminbi, each against the U.S. dollar; and

•                  net customer price concessions subsequent to the first quarter of 2019.

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These factors were partially offset by the launch of programs during or subsequent to the first quarter of 2019, including the:

•                  GMC Sierra and Chevrolet Silverado;

•                  Ford Explorer and Lincoln Aviator;

•                  Jeep Gladiator; and

•                  Chevrolet Blazer and Cadillac XT6.

Adjusted EBIT and Adjusted EBIT as a percentage of sales — Body Exteriors & Structures

Adjusted EBIT for Body Exteriors & Structures decreased $164 million to $199 million for the first quarter of 2020 compared to $363 million for the first quarter of 2019 and Adjusted EBIT as a percentage of sales decreased 3.0% to 5.4% for the first quarter of 2020 compared to 8.4% for the first quarter of 2019.  These decreases were substantially as a result of reduced earnings due to lower sales during the first quarter of 2020, primarily due the impact of the COVID-19 pandemic.  Other factors negatively impacting Adjusted EBIT and Adjusted EBIT as a percentage of sales include:

•                  lower tooling contribution in the first quarter of 2020 compared to the first quarter of 2019;

•                  operational underperformance at a facility; and

•                  lower scrap steel and aluminum recoveries partially offset by lower commodity costs.

These factors were partially offset by:

•                  higher foreign exchange gains in the first quarter of 2020 compared to the first quarter of 2019;

•                  lower launch costs;

•                  inefficiencies during the first quarter of 2019 at plants that were closed in 2019; and

•                  lower employee profit sharing.

In addition, net customer price concessions subsequent to the first quarter of 2019 had an unfavourable impact on Adjusted EBIT.

12     Magna International Inc. First Quarter Report 2020

POWER & VISION

	For the three months
	ended March 31,
	2020	2019	Change

Sales	$2,523	$3,083	$(560)	-	18%

Adjusted EBIT	$135	$216	$(81)	-	38%

Adjusted EBIT as a percentage of sales	5.4%	7.0%		-	1.6%

Sales — Power & Vision

Sales for Power & Vision decreased 18% or $560 million to $2.52 billion for the first quarter of 2020 compared to $3.08 billion for the first quarter of 2019, primarily as a result of lower global light vehicle production during the first quarter of 2020, including the impact of the COVID-19 pandemic of approximately $300 million. In addition, sales decreased due to:

•                  the divestiture of FP&C during the first quarter of 2019 which decreased sales by $361 million;

•                  a $49 million decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro, Chinese renminbi, Brazilian real and Canadian dollar, each against the U.S. dollar; and

•                  net customer price concessions subsequent to the first quarter of 2019.

These factors were partially offset by the launch of programs during or subsequent to the first quarter of 2019, including the:

•                  Mercedes-Benz CLA and CLA Shooting Brake;

•                  GMC Sierra & Chevrolet Silverado;

•                  Renault Captur; and

•                  Mercedes-Benz GLB.

Adjusted EBIT and Adjusted EBIT as a percentage of sales — Power & Vision

Adjusted EBIT for Power & Vision decreased $81 million to $135 million for the first quarter of 2020 compared to $216 million for the first quarter of 2019 and Adjusted EBIT as a percentage of sales decreased 1.6% to 5.4% for the first quarter of 2020 compared to 7.0% for the first quarter of 2019.  These decreases were substantially as a result of reduced earnings due to lower sales during the first quarter of 2020, primarily due the impact of the COVID-19 pandemic.  Also, the divestiture of FP&C during the first quarter of 2019 negatively impacted Adjusted EBIT and Adjusted EBIT as a percentage of sales.

These factors were partially offset by:

•                  higher foreign exchange gains in the first quarter of 2020 compared to the first quarter of 2019;

•                  lower labour and benefit costs;

•                  lower commodity costs; and

•                  higher net favourable commercial items.

In addition, net customer price concessions subsequent to the first quarter of 2019 had an unfavourable impact on Adjusted EBIT.  Equity income was $34 million for both the first quarter of 2020 and 2019.

Magna International Inc. First Quarter Report 2020    13

SEATING SYSTEMS

	For the three months
	ended March 31,
	2020	2019	Change

Sales	$1,261	$1,433	$(172)	-	12%

Adjusted EBIT	$40	$94	$(54)	-	57%

Adjusted EBIT as a percentage of sales	3.2%	6.6%		-	3.4%

Sales — Seating Systems

Sales for Seating Systems decreased 12% or $172 million to $1.26 billion for the first quarter of 2020 compared to $1.43 billion for the first quarter of 2019, substantially as a result of lower global light vehicle production during the first quarter of 2020, including the impact of the COVID-19 pandemic of approximately $150 million.  Other factors negatively impacting sales include:

•                  the end of production of certain programs;

•                  a $21 million decrease in reported U.S. dollar sales, primarily as a result of the weakening of the euro, Turkish lira, Brazilian real, Canadian dollar and Chinese renminbi, each against the U.S. dollar; and

•                  net customer price concessions subsequent to the first quarter of 2019.

These factors were partially offset by:

•                  an acquisition subsequent to the first quarter of 2019 which increased sales by $36 million; and

•                  the launch of programs at new facilities during or subsequent to the first quarter of 2019, including the:

•                  BMW 1-series;

•                  BMW X6;

•                  Skoda Kamiq; and

•                  BMW 2-series.

Adjusted EBIT and Adjusted EBIT as a percentage of sales — Seating Systems

Adjusted EBIT for Seating Systems decreased $54 million to $40 million for the first quarter of 2020 compared to $94 million for the first quarter of 2019 and Adjusted EBIT as a percentage of sales decreased 3.4% to 3.2% for the first quarter of 2020 compared to 6.6% for the first quarter of 2019. These decreases were primarily as a result of reduced earnings due to lower sales during the first quarter of 2020, primarily due to the impact of the COVID-19 pandemic.  Other factors negatively impacting Adjusted EBIT and Adjusted EBIT as a percentage of sales include:

•                  higher launch costs;

•                  operational underperformance at a facility;

•                  a gain on the sale of assets during the first quarter of 2019; and

•                  lower equity income.

These factors were partially offset by higher foreign exchange gains in the first quarter of 2020 compared to the first quarter of 2019.

In addition, net customer price concessions subsequent to the first quarter of 2019 had an unfavourable impact on Adjusted EBIT.

14     Magna International Inc. First Quarter Report 2020

COMPLETE VEHICLES

	For the three months
	ended March 31,
	2020	2019	Change

Complete Vehicle Assembly Volumes (thousands of units)(i)	30.9	45.9	(15.0)	-	33%

Sales	$1,321	$1,928	$(607)	-	31%

Adjusted EBIT	$50	$28	$22	+	79%

Adjusted EBIT as a percentage of sales	3.8%	1.5%		+	2.3%

(i)   Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales — Complete Vehicles

Sales for Complete Vehicles decreased 31% or $607 million to $1.32 billion for the first quarter of 2020 compared to $1.93 billion for the first quarter of 2019 and assembly volumes decreased 33% or fifteen thousand units.  The decrease in Complete Vehicle sales is substantially as a result of the impact of lower assembly volumes during the first quarter of 2020, including the impact of the COVID-19 pandemic of approximately $225 million.  In addition, sales was negatively impacted by a $41 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.

These factors were partially offset by the launch of the Toyota Supra program during the first quarter of 2019.

Adjusted EBIT and Adjusted EBIT as a percentage of sales — Complete Vehicles

Adjusted EBIT for Complete Vehicles increased $22 million to $50 million for the first quarter of 2020 compared to $28 million for the first quarter of 2019 and Adjusted EBIT as a percentage of sales increased 2.3% to 3.8% for the first quarter of 2020 compared to 1.5% for the first quarter of 2019.  These increases were primarily as a result of a favourable engineering program resolution in the first quarter of 2020 and favourable mix within the Mercedes-Benz G-Class complete vehicle assembly program.

These factors were partially offset by reduced earnings due to lower sales during the first quarter of 2020, substantially due to the impact of the COVID-19 pandemic.

Magna International Inc. First Quarter Report 2020    15

CORPORATE AND OTHER

Adjusted EBIT in Corporate and Other was a loss of $21 million for the first quarter of 2020 compared to income of $19 million in the first quarter of 2019.  The $40 million decrease was primarily as a result of:

•                  a $35 million unfavourable impact of higher net foreign exchange losses primarily as a result of foreign exchange losses in the first quarter of 2020 compared to foreign exchange gains in the first quarter of 2019 related to the remeasurement of net deferred tax assets that are maintained in a currency other than their functional currency;

•                  a decrease in fees recorded from our divisions; and

•                  a gain on the sale of assets during the first quarter of 2019.

These factors were partially offset by lower short-term and long-term incentive compensation and lower corporate research & development spending.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	For the three months
	ended March 31,
	2020	2019	Change

Net income	$252	$1,101
Items not involving current cash flows	363	(213)
	615	888	$(273)
Changes in operating assets and liabilities	24	(294)	318
Cash provided from operating activities	$639	$594	$45

Cash provided from operating activities

We generated cash from operating activities of $639 million during the first quarter of 2020. The $45 million increase compared to the first quarter of 2019, was primarily as a result of:

•                  a $789 million decrease in cash paid for material and overhead;

•                  a $95 million decrease in cash paid for labour;

•                  a $70 million decrease in cash paid for taxes; and

•                  lower net interest expense of $12 million as discussed in the Interest Expense, net section above.

These factors were partially offset by:

•                  a $887 million decrease in cash received from customers; and

•                  lower dividends received from equity method investments of $34 million.

16     Magna International Inc. First Quarter Report 2020

Changes in operating assets and liabilities

Based on the seasonality of our business, we generally expect an investment in operating assets and liabilities during the first quarter of each year.  However, primarily as a result of COVID-19, during the first quarter of 2020 we generated $24 million from operating assets and liabilities.  The most significant impacts were:

•         a significant decline in March sales which resulted in lower first quarter accounts receivable balances;

•         higher than normal inventory and accounts payable balances as many divisions continued to order raw materials and produce finished goods in order to prepare for an eventual ramp-up of operations; and

•         higher accrued salaries and wages as most employees continued to be fully compensated at the end of March as discussed in the Employee Income and Benefits Protections section above.

Partially offsetting the COVID-19 related impacts, during the first quarter of 2020 cash was:

•         invested in tooling, engineering and other related working capital in the normal course of business;

•         used to settle certain accrued warranty claims; and

•         used to pay 2019 bonus accruals.

When we return to normal operating levels, we anticipate investing a significant amount of cash in operating assets and liabilities.

INVESTING ACTIVITIES

	For the three months
	ended March 31,
	2020	2019	Change
Fixed asset additions	$(203)	$(251)
Increase in private equity investments	(100)	(5)
Increase in investments, other assets and intangible assets	(93)	(77)
Fixed assets, investments, other assets and intangible assets additions	(396)	(333)
Proceeds from dispositions	23	86
Acquisitions	(7)	—
Proceeds on sale of business	—	1,129
Cash (used in) provided from investing activities	$(380)	$882	$(1,262)

We used cash for investing activities in the first quarter of 2020 compared to generating cash from activities in the first quarter of 2019.  The change was primarily due to the proceeds on the sale of FP&C during the first quarter of 2019.

Fixed assets, investments, other assets and intangible assets additions

In the first quarter of 2020, we invested $203 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the first quarter of 2020 was for manufacturing equipment for programs that launched during the first quarter of 2020, or that will be launching subsequent to the first quarter of 2020. In addition, we invested: $100 million in Waymo, a private equity investment; $46 million in other assets related primarily to reimbursable tooling, planning, and engineering costs for programs that launched during the first quarter of 2020 or will be launching subsequent to the first quarter of 2020; $38 million in equity method investments; and $9 million in intangible assets, primarily related to software.

Proceeds from dispositions

In the first quarter of 2020, $23 million of proceeds related to normal course fixed and other asset disposals.

Magna International Inc. First Quarter Report 2020    17

FINANCING ACTIVITIES

	For the three months
	ended March 31,
	2020	2019	Change
Issues of debt	$8	$5
Decrease in short-term borrowings	(1)	(774)
Repayments of debt	(13)	(86)
Contributions to subsidiaries by non-controlling interests	—	2
Issue of Common Shares on exercise of stock options	1	8
Shares repurchased for tax withholdings on vesting of equity awards	(10)	(3)
Repurchase of Common Shares	(201)	(284)
Dividend paid to non-controlling interest	(3)	—
Dividends paid	(121)	(119)
Cash used for financing activities	$(340)	$(1,251)	$911

During the first quarter of 2020 we repurchased 4.8 million common shares for cancellation and 0.2 million common shares for long-term retention programs under normal course issuer bids for aggregate cash consideration of $201 million.

Cash dividends paid per Common Share were $0.40 for the first quarter of 2020, for a total of $121 million compared to cash dividends paid per Common Share of $0.365 for the first quarter of 2019, for a total of $119 million.

FINANCING RESOURCES

	As at	As at
	March 31,	December 31,
	2020	2019	Change
Liabilities
Long-term debt due within one year	93	106
Current portion of operating lease liabilities	218	225
Long-term debt	3,021	3,062
Operating lease liabilities	1,586	1,601
	4,918	4,994	$(76)
Non-controlling interests	282	300	(18)
Shareholders’ equity	10,260	10,831	(571)
Total capitalization	$15,460	$16,125	$(665)

Total capitalization decreased by $665 million to $15.46 billion as at March 31, 2020 compared to $16.13 billion at December 31, 2019, primarily as a result of a $571 million decrease in shareholder’s equity, a $76 million decrease in liabilities and an $18 million decrease in non-controlling interest.

The decrease in shareholder’s equity was primarily as a result of:

•                  $320 million net unrealized loss on translation of our net investment in foreign operations whose functional currency is not U.S. dollars;

•                  $201 million related to the repurchase of 5.0 Common Shares during the first quarter of 2020;

•                  $184 million net unrealized loss on cash flow hedges; and

•                  $121 million of dividends paid during the first quarter of 2020.

These factors were partially offset by $252 million of net income earned in the first quarter of 2020.

The decrease in financial liabilities was primarily as a result of a decrease in long-term debt, operating lease liabilities and the current portion of operating lease liabilities.

The decrease in non-controlling interest was primarily as a result of the loss attributable to non-controlling interest and dividends paid in the first quarter of 2020.

18    Magna International Inc. First Quarter Report 2020

CASH RESOURCES

During the first quarter of 2020 our cash resources, including restricted cash equivalents, decreased by $133 million to $1.26 billion, primarily as a result of cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at March 31, 2020, we had term and operating lines of credit totaling $3.3 billion, of which $3.1 billion was unused and available.  On April 13, 2020, we amended our 364-day syndicated revolving credit facility which included an increase to the size of the facility from U.S. $300 million to U.S. $1.0 billion and an extension of the maturity date from June 22, 2020 to April 12, 2021, which brings our term and operating lines of credit to $4.0 billion as of May 6, 2020.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at May 6, 2020 were exercised:

Common Shares	298,514,167
Stock options (i)	9,721,217
308,235,384

(i)                                    Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

There have been no material changes with respect to the contractual obligations requiring annual payments during the first quarter of 2020 that are outside the ordinary course of our business. Refer to our MD&A included in our 2019 Annual Report.

NON-GAAP FINANCIAL MEASURES RECONCILIATION

ADJUSTED EBIT

Adjusted EBIT is discussed in the “Segment Analysis” section. The following table reconciles net income to Adjusted EBIT:

	For the three months
	ended March 31,
	2020	2019
Net Income	$252	$1,101
Add:
Interest Expense, net	17	31
Other income, net	—	(679)
Income Taxes	134	267
Adjusted EBIT	$403	$720

ADJUSTED EBIT AS A PERCENTAGE OF SALES

Adjusted EBIT as a percentage of sales is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	For the three months
	ended March 31,
	2020	2019
Sales	$8,657	$10,591
Adjusted EBIT	$403	$720
Adjusted EBIT as a percentage of sales	4.7%	6.8%

Magna International Inc. First Quarter Report 2020    19

ADJUSTED DILUTED EARNINGS PER SHARE

Adjusted diluted earnings per share has been discussed in the “Earnings per Share” section. The following table reconciles net income attributable to Magna International Inc. to Adjusted diluted earnings per share:

	For the three months
	ended March 31,
	2020	2019
Net income attributable to Magna International Inc.	$261	$1,106
Add (deduct):
Other income, net	—	(679)
Tax effect on Other income, net	—	104
Adjusted net income attributable to Magna International Inc.	261	531
Diluted weighted average number of Common Shares outstanding during the period (millions)	302.7	326.3
Adjusted diluted earnings per share	$0.86	$1.63

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital and Adjusted Return on Invested Capital are discussed in the “Non-GAAP Performance Measures” section. Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital (Invested Capital is averaged on a five-fiscal quarter basis) for the period.

After-tax operating profits and Adjusted After-tax operating profits are calculated in the table below:

	For the three months
	ended March 31,
	2020	2019
Net Income	$252	$1,101
Add (deduct):
Interest Expense, net	17	31
Income taxes on Interest Expense, net at Magna’s effective income tax rate:	(6)	(7)
After-tax operating profits	263	1,125
Other income, net	—	(679)
Tax effect on Other income, net	—	104
Adjusted After-tax operating profits	$263	$550

Invested Capital is calculated in the table below:

	As at March 31,
	2020	2019
Total Assets	$25,331	$27,980
Excluding:
Cash and cash equivalents	(1,146)	(925)
Deferred tax assets	(324)	(264)
Less Current Liabilities	(8,692)	(9,980)
Excluding:
Short-term borrowings	—	335
Long-term debt due within one year	93	122
Current portion of operating lease liabilities	218	176
Invested Capital	$15,480	$17,444

20     Magna International Inc. First Quarter Report 2020

Return on Invested Capital is calculated in the table below:

	For the three months
	ended March 31,
	2020	2019
After-tax operating profits	$263	$1,125
Average Invested Capital	$15,744	$16,700
Return on Invested Capital	6.7%	26.9%

Adjusted Return on Invested Capital is calculated in the table below:

	For the three months
	ended March 31,
	2020	2019
Adjusted After-tax operating profits	$263	$550
Average Invested Capital	$15,744	$16,700
Adjusted Return on Invested Capital	6.7%	13.2%

RETURN ON EQUITY

Return on Equity is discussed in the “Non-GAAP Performance Measures” section and is calculated in the table below:

	For the three months
	ended March 31,
	2020	2019
Net income attributable to Magna International Inc.	$261	$1,106
Average Shareholders’ Equity	$10,837	$11,553
Return on Equity	9.6%	38.3%

SUBSEQUENT EVENTS

CREDIT FACILITY AMENDMENT

As of March 31, 2020, we had cash resources, including restricted cash equivalents of $1.26 billion and term and operating lines of credit totalling $3.3 billion, of which $3.1 billion was unused and available. Refer to the “Cash Resources” section for further details.  On April 13, 2020, we amended our 364-day syndicated revolving credit facility, which included an increase to the size of the facility from U.S. $300 million to U.S. $1.0 billion and an extension of the maturity date from June 22, 2020 to April 12, 2021.  The facility can be drawn in U.S. dollars or Canadian dollars.  This amendment brings our term and operating lines of credit to $4.0 billion as of May 6, 2020.

SHELF PROSPECTUS

On April 14, 2020, we filed a preliminary short form base shelf prospectus [“Shelf Prospectus”] with the Ontario Securities Commission [the “OSC”] and a corresponding shelf registration statement with the United States Securities and Exchange Commission.  Once the final Shelf Prospectus is receipted by the OSC and the shelf registration statement becomes effective, these filings will, subject to securities regulatory requirements, qualify for issuance up to an aggregate of U.S. $2.0 billion of debt securities, from time to time, over a 25-month period.

Magna International Inc. First Quarter Report 2020    21

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to note 24 of our audited consolidated financial statements for the year ended December 31, 2019, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 5. Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2019.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

INDUSTRY TRENDS AND RISKS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer [“OEM”], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next.  As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic factors. Other factors which typically impact vehicle sales levels and thus production volumes in North America, Europe and China include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there have been a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and autonomy, as well as “mobility-as-a-service” [“MaaS”].  Our short- and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties. Significant industry trends, our business strategy and the major risks we face are discussed in our Annual Information Form [“AIF”] and Annual Report on Form 40-F [“Form 40-F”] in respect of the year ended December 31, 2019, together with subsequent filings. Those industry trends and risk factors remain substantially unchanged in respect of the first quarter ended March 31, 2020, except as discussed under “Impact of COVID-19 on Our Business” below.

22     Magna International Inc. First Quarter Report 2020

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”). Any such forward-looking statements are intended to provide information about management’s current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “aim”, “forecast”, “outlook”, “project”, “estimate”, “target” and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements in this AIF include, but are not limited to, statements relating to: the expected timing of the resumption and ramp up of production in various regions; our actions in response to the COVID-19 (Coronavirus) pandemic, including with respect to: resumption of production; employee health and safety; employee income and benefits protections; actions to maintain liquidity, including potential debt offerings; reductions or freezing of capital and other expenditures; and actions with respect to our supply chain.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•                  economic cyclicality;

•                  regional production volume declines, including as a result of the COVID-19 (Coronavirus) pandemic;

•                  intense competition;

•                  potential restrictions on free trade;

•                  trade disputes/tariffs;

Customer and Supplier Related Risks

•                  concentration of sales with six customers;

•                  OEM consolidation and cooperation;

•                  shifts in market shares among vehicles or vehicle segments;

•                  shifts in consumer “take rates” for products we sell;

•                  dependence on outsourcing;

•                  quarterly sales fluctuations;

•                  potential loss of any material purchase orders;

•                  a deterioration in the financial condition of our supply base, including as a result of the COVID-19 (Coronavirus) pandemic;

Manufacturing Operational Risks

•                  product and new facility launch risks;

•                  operational underperformance;

•                  restructuring costs;

•                  impairment charges;

•                  labour disruptions;

•                  COVID-19 (Coronavirus) shutdowns;

•                  supply disruptions and applicable costs related to supply disruption mitigation initiatives, including as a result of the COVID-19 (Coronavirus) pandemic;

•                  climate change risks;

•                  attraction/retention of skilled labour;

IT Security Risk

•                  IT/Cybersecurity breach;

•                  Product cybersecurity breach;

Pricing Risks

•                  pricing risks between time of quote and start of production;

•                  price concessions;

•                  commodity costs;

•                  declines in scrap steel/aluminum prices;

Warranty / Recall Risks

•                  costs related to repair or replace defective products, including due to a recall;

•                  warranty or recall costs that exceed warranty provision or insurance coverage limits;

•                  product liability claims

Acquisition Risks

•                  inherent merger and acquisition risks;

•                  acquisition integration risk;

Other Business Risks

•                  risks related to conducting business through joint ventures;

•                  our ability to consistently develop and commercialize innovative products or processes;

•                  our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;

•                  risks of conducting business in foreign markets;

•                  fluctuations in relative currency values;

•                  tax risks;

•                  reduced financial flexibility as a result of an economic shock;

•                  changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks

•                  antitrust risk;

•                  legal claims and/or regulatory actions against us; and

•                  changes in laws and regulations, including those related to vehicle emissions.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled “Industry Trends and Risks” and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Magna International Inc. First Quarter Report 2020    23

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended
		March 31,
	Note	2020	2019

Sales	15	$8,657	$10,591
Costs and expenses
Cost of goods sold		7,567	9,164
Depreciation and amortization		336	321
Selling, general and administrative		381	421
Interest expense, net		17	31
Equity income		(30)	(35)
Other income, net	2	—	(679)
Income from operations before income taxes		386	1,368
Income taxes	10	134	267
Net income		252	1,101
Loss attributable to non-controlling interests		9	5
Net income attributable to Magna International Inc.		$261	$1,106
Earnings per Common Share:	3
Basic		$0.86	$3.40
Diluted		$0.86	$3.39

Cash dividends paid per Common Share		$0.400	$0.365

Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		302.1	325.1
Diluted		302.7	326.3

See accompanying notes

24     Magna International Inc. First Quarter Report 2020

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2020	2019

Net income		$252	$1,101

Other comprehensive income, net of tax:	12
Net unrealized (loss) gain on translation of net investment in foreign operations		(320)	27
Net unrealized (loss) gain on cash flow hedges		(184)	37
Reclassification of net (gain) loss on cash flow hedges to net income		(8)	18
Reclassification of net loss on pensions to net income		2	1
Other comprehensive (loss) income		(510)	83

Comprehensive (loss) income		(258)	1,184
Comprehensive loss (income) attributable to non-controlling interests		15	(7)
Comprehensive (loss) income attributable to Magna International Inc.		$(243)	$1,177

See accompanying notes

Magna International Inc. First Quarter Report 2020    25

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		March 31,	December 31,
	Note	2020	2019

ASSETS
Current assets
Cash and cash equivalents	4	$1,146	$1,276
Accounts receivable		5,684	5,927
Inventories	5	3,531	3,304
Prepaid expenses and other		234	238
		10,595	10,745
Investments	6	1,336	1,210
Fixed assets, net		7,948	8,260
Operating lease right-of-use assets		1,788	1,811
Intangible assets, net		463	484
Goodwill		1,943	1,976
Deferred tax assets		324	308
Other assets	7	934	996
		$25,331	$25,790
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		$5,635	$5,628
Accrued salaries and wages		807	753
Other accrued liabilities	9	1,921	1,800
Income taxes payable	10	18	17
Long-term debt due within one year		93	106
Current portion of operating lease liabilities		218	225
		8,692	8,529
Long-term debt		3,021	3,062
Operating lease liabilities		1,586	1,601
Long-term employee benefit liabilities		659	677
Other long-term liabilities		420	371
Deferred tax liabilities		411	419
		14,789	14,659
Shareholders’ equity
Capital stock
Common Shares [issued:298,513,967; December 31, 2019 – 303,250,415]	11	3,159	3,198
Contributed surplus		117	127
Retained earnings		8,571	8,596
Accumulated other comprehensive loss	12	(1,587)	(1,090)
		10,260	10,831
Non-controlling interests		282	300
		10,542	11,131
		$25,331	$25,790

See accompanying notes

26     Magna International Inc. First Quarter Report 2020

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended
		March 31,
	Note	2020	2019

Cash provided from (used for):
OPERATING ACTIVITIES
Net income		$252	$1,101
Items not involving current cash flows	4	363	(213)
		615	888
Changes in operating assets and liabilities	4	24	(294)
Cash provided from operating activities		639	594

INVESTMENT ACTIVITIES
Fixed asset additions		(203)	(251)
Increase in private equity investments		(100)	(5)
Increase in investments, other assets and intangible assets		(93)	(77)
Proceeds from dispositions		23	86
Acquisitions		(7)	—
Proceeds on sale of business		—	1,129
Cash (used for) provided from investing activities		(380)	882

FINANCING ACTIVITIES
Issues of debt		8	5
Decrease in short-term borrowings		(1)	(774)
Repayments of debt		(13)	(86)
Contributions to subsidiaries by non-controlling interests		—	2
Issues of Common Shares on exercise of stock options		1	8
Shares repurchased for tax withholdings on vesting of equity awards		(10)	(3)
Repurchase of Common Shares	11	(201)	(284)
Dividends paid to non-controlling interests		(3)	—
Dividends		(121)	(119)
Cash used for financing activities		(340)	(1,251)

Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(52)	14

Net (decrease) increase in cash, cash equivalents and restricted cash equivalents during the period		(133)	239
Cash, cash equivalents and restricted cash equivalents, beginning of period		1,392	802
Cash, cash equivalents and restricted cash equivalents, end of period	4	$1,259	$1,041

See accompanying notes

Magna International Inc. First Quarter Report 2020    27

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
	[in millions]
Balance, December 31, 2019		303.2	$3,198	$127	$8,596	$(1,090)	$300	$11,131
Net income					261		(9)	252
Other comprehensive loss						(504)	(6)	(510)
Shares issued on exercise of stock options			1					1
Release of stock and stock units		0.4	13	(13)				—
Shares repurchased for tax withholdings on vesting of equity rewards		(0.2)	(2)		(8)			(10)
Repurchase and cancellation under normal course issuer bid	11	(5.0)	(53)		(155)	7		(201)
Stock-based compensation expense				3				3
Dividends paid		0.1	2		(123)			(121)
Dividends paid to non-controlling interests							(3)	(3)
Balance, March 31, 2020		298.5	$3,159	$117	$8,571	$(1,587)	$282	$10,542

		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
	[in millions]
Balance, December 31, 2018, as adjusted		327.3	$3,380	$120	$8,351	$(1,175)	$458	$11,134
Net income					1,106		(5)	1,101
Other comprehensive income						71	12	83
Contributions by non-controlling interests							2	2
Sale of business						8		8
Shares issued on exercise of stock options		0.2	10	(2)				8
Release of stock and stock units		0.1	6	(6)				—
Shares repurchased for tax withholdings on vesting of equity rewards		(0.1)			(3)			(3)
Repurchase and cancellation under normal course issuer bid	11	(5.6)	(59)		(231)	6		(284)
Stock-based compensation expense				17				17
Dividends paid		0.2	3		(122)			(119)
Balance, March 31, 2019		322.1	$3,340	$129	$9,101	$(1,090)	$467	$11,947

(i)       AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

28     Magna International Inc. First Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America [“GAAP”]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2019 audited consolidated financial statements and notes thereto included in the Company’s 2019 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2020 and the results of operations, changes in equity and cash flows for the three-months ended March 31, 2020 and 2019.

[b] Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.  As of March 31, 2020, the impact of the outbreak of COVID-19 continues to develop. As a result, many of the Company’s estimates and assumptions required increased judgment. As events continue to evolve and additional information becomes available, actual results may differ from these estimates.

2.              OTHER INCOME, NET

		Three months ended
		March 31,
		2020	2019
Gain on sale of Business	[a]	$—	$(516)
Net gains on investments	[b]	—	(177)
Restructuring	[c]	—	14
		$—	$(679)

[a] Gain on the sale of Business

During the first quarter of 2019, the Company recorded a gain on the sale of its Fluid Pressure & Controls business of $516 million [$438 million after tax] in the Power & Vision segment.

[b] Net gains on investments

During the first quarter of 2019, the Company recorded unrealized gains of $177 million [$151 million after tax], substantially related to the initial public offering for Lyft, Inc.

[c] Restructuring

During the first quarter of 2019, the Company recorded net restructuring charges of $14 million [$14 million after tax] for its Body Exteriors & Structures operations.

Magna International Inc. First Quarter Report 2020    29

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              EARNINGS PER SHARE

	Three months ended
	March 31,
	2020	2019
Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$261	$1,106

Weighted average number of Common Shares outstanding	302.1	325.1

Basic earnings per Common Share	$0.86	$3.40

Diluted earnings per Common Share [a]:

Net income attributable to Magna International Inc.	$261	$1,106

Weighted average number of Common Shares outstanding	302.1	325.1
Adjustments
Stock options and restricted stock	0.6	1.2
	302.7	326.3

Diluted earnings per Common Share	$0.86	$3.39

[a]         For the three months ended March 31, 2020, diluted earnings per Common Share excluded 5.0 million Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”. The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

30     Magna International Inc. First Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.   DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash, cash equivalents and restricted cash equivalents:

	March 31,	December 31,
	2020	2019
Bank term deposits and bankers’ acceptances	$699	$724
Cash	447	552
Cash and cash equivalents	1,146	1,276
Restricted cash equivalents included in prepaid expenses [note 8]	113	116
	$1,259	$1,392

[b]         Items not involving current cash flows:

	Three months ended
	March 31,
	2020	2019
Depreciation and amortization	$336	$321
Amortization of other assets included in cost of goods sold	53	59
Other non-cash charges	(4)	29
Deferred income taxes	(4)	60
Equity income in excess of dividends received	(18)	11
Gain on sale of business [note 2]	—	(516)
Non-cash portion of Other income, net [note 2]	—	(177)
	$363	$(213)

[c]          Changes in operating assets and liabilities:

	Three months ended
	March 31,
	2020	2019
Accounts receivable	$93	$(946)
Inventories	(277)	(107)
Prepaid expenses and other	(28)	(32)
Accounts payable	109	400
Accrued salaries and wages	72	87
Other accrued liabilities	21	271
Income taxes payable	34	33
	$24	$(294)

5.              INVENTORIES

Inventories consist of:

	March 31,	December 31,
	2020	2019
Raw materials and supplies	$1,303	$1,201
Work-in-process	351	339
Finished goods	461	425
Tooling and engineering	1,416	1,339
	$3,531	$3,304

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

Magna International Inc. First Quarter Report 2020    31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.              INVESTMENTS

	March 31,	December 31,
	2020	2019
Equity method investments	$1,142	$1,107
Private equity investments	188	95
Other	6	8
	$1,336	$1,210

7.              OTHER ASSETS

Other assets consist of:

	March 31,	December 31,
	2020	2019
Preproduction costs related to long-term supply agreements	$658	$683
Long-term receivables	209	217
Pension overfunded status	22	22
Unrealized gain on cash flow hedges	11	24
Other, net	34	50
	$934	$996

8.              SHORT-TERM BORROWINGS

Credit Facilities

The Company has an agreement for a credit facility that is drawn in euros that is secured with a USD cash deposit of 105% of the outstanding balance. As at March 31, 2020, the amount drawn was $109 million and the related restricted cash equivalent deposit was $113 million. Given that the credit agreement includes a netting arrangement that provides for the legal right of setoff, the remaining net deposit of $4 million is included in the prepaid expenses and other balance [note 4]. As at December 31, 2019, the outstanding balance under the credit facility was $110 million, and the net deposit included in prepaid expenses and other balance was $6 million.

For information regarding the Company’s 364-day syndicated revolving credit facility, refer to Subsequent Events [note 16].

9.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2020	2019
Balance, beginning of period	$252	$208
Expense, net	22	21
Settlements	(73)	(24)
Foreign exchange and other	(2)	4
Balance, March 31	$199	$209

10.       INCOME TAXES

For the three months ended March 31, 2020, the Company’s effective income tax rate increased from the expected statutory rate to 34.7% primarily due to tax on foreign exchange gains reported on U.S. dollar denominated assets for Mexican tax purposes that are not recognized for U.S. GAAP purposes.

For the three months ended March 31, 2019, the Company’s effective income tax rate decreased from the expected statutory rate to 19.5% as a result of the non-taxable capital gains related to the sale of its FP&C business and the initial public offering for Lyft [note 2].

32     Magna International Inc. First Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.  CAPITAL STOCK

[a]   During the first quarter of 2020, the Company repurchased 5,032,621 shares under a normal course issuer bid for cash consideration of $201 million.

[b]   The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at May 6, 2020 were exercised or converted:

Common Shares	298,514,167
Stock options (i)	9,721,217
308,235,384

(i)  Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

12.  ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2020	2019
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(907)	$(917)
Net unrealized (loss) gain	(314)	15
Repurchase of shares under normal course issuer bid	7	6
Balance, March 31	(1,214)	(896)

Accumulated net unrealized gain (loss) on cash flow hedges (i)
Balance, beginning of period	38	(68)
Net unrealized (loss) gain	(184)	37
Reclassification of net (gain) loss to net income	(8)	18
Balance, March 31	(154)	(13)

Accumulated net unrealized loss on pensions
Balance, beginning of period	(221)	(190)
Reclassification of net loss to net income	2	1
Sale of business	—	8
Balance, March 31	(219)	(181)

Total accumulated other comprehensive loss	$(1,587)	$(1,090)

(i)    The amount of income tax benefit that has been netted in the accumulated net unrealized gain (loss) on cash flow hedges is as follows:

	2020	2019
Balance, beginning of period	$(14)	$23
Net unrealized loss (gain)	66	(13)
Reclassification of net gain (loss) to net income	3	(6)
Balance, March 31	$55	$4

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $115 million.

Magna International Inc. First Quarter Report 2020    33

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13. FINANCIAL INSTRUMENTS

[a]   Financial assets and liabilities

The Company’s financial assets and financial liabilities consist of the following:

	March 31,	December 31,
	2020	2019
Financial assets
Cash and cash equivalents	$1,146	$1,276
Restricted cash equivalents	113	116
Accounts receivable	5,684	5,927
Private equity investments	188	95
Severance investments	1	1
Long-term receivables included in other assets	209	217
	$7,341	$7,632
Financial liabilities
Long-term debt (including portion due within one year)	$3,114	$3,168
Accounts payable	5,635	5,628
	$8,749	$8,796
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$16	$46
Other assets	11	24
Other accrued liabilities	(122)	(10)
Other long-term liabilities	(92)	(8)
	$(187)	$52

[b]   Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company’s derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts
March 31, 2020
Assets	$28	$25	$3
Liabilities	$(215)	$(25)	$(190)
December 31, 2019
Assets	$70	$15	$55
Liabilities	$(18)	$(15)	$(3)

34     Magna International Inc. First Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

[c]          Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, restricted cash equivalents, accounts receivable and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Private equity securities

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

Term debt

The Company’s term debt includes $93 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.  At March 31, 2020, the net book value of the Company’s Senior Notes was $2.98 billion and the estimated fair value was $3.04 billion.

[d]         Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, restricted cash equivalents [net of the euro drawn amount], accounts receivable, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents and restricted cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with primarily an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three month period ended March 31, 2020, sales to the Company’s six largest customers represented 79% of the Company’s sales, and substantially all of the Company’s sales are to customers with which it has ongoing contractual relationships. Although two of the Company’s six largest customers are currently rated non-investment grade by two major rating agencies, the Company has concluded that all of these customers are sufficiently capitalized and have adequate liquidity to support their operating needs during the current economic crises.  In determining the allowance for expected credit losses, the Company considers changes in customer’s credit ratings, customer’s historical payments and loss experience, current economic conditions and the Company’s expectations of future economic conditions.

Magna International Inc. First Quarter Report 2020    35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       FINANCIAL INSTRUMENTS (CONTINUED)

[e]  Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]           Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, and when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At March 31, 2020, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells
For Canadian dollars
U.S. amount	222	(1,566)
euro amount	14	(4)
For U.S. dollars
Peso amount	9,537	(25)
Euro amount	145	(257)
For euros
U.S. amount	308	(168)
GBP amount	16	(29)
Czech Koruna amount	8,975	—
Polish Zlotys amount	567	(1)

Forward contracts mature at various dates through 2024.  Foreign currency exposures are reviewed quarterly.

36     Magna International Inc. First Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]         In September 2014, the Conselho Administrativo de Defesa Economica [“CADE”], Brazil’s Federal competition authority, attended at one of the Company’s operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products [“access mechanisms”].

In May 2019, CADE informed the Company that it completed its preliminary investigation and, based on a review of the evidence, has commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the Company.

Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if any.

In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors. Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding. Magna could also be subject to restitution settlements, civil proceedings and other consequences, including reputational damage.

The Company’s policy is to comply with all applicable laws, including antitrust and competition laws. The Company has completed its previously announced global review focused on antitrust risk and does not currently anticipate any material liabilities in connection with the review.

[b]         The Company is at risk for product warranty costs, which include product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility. For most types of products, the Company only accounts for existing or probable product warranty claims. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company’s warranty experience. Product liability and recall provisions are established based on the Company’s best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer’s administrative costs relating to the recall. Where applicable, such provisions are booked net of recoveries from sub-suppliers and along with related insurance recoveries. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from the Company’s best estimates of future costs [note 9].

Magna International Inc. First Quarter Report 2020    37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company’s reportable segments.

The Company’s chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes [“Adjusted EBIT”] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income from operations and adding back income taxes, interest expense, net, and other income, net.

38     Magna International Inc. First Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       SEGMENTED INFORMATION (CONTINUED)

[a]    The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated net income:

	Three months ended March 31, 2020
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions

Body Exteriors & Structures	$3,676	$3,610	$199	$179	$—	$102
Power & Vision	2,523	2,480	135	115	(34)	81
Seating Systems	1,261	1,256	40	17	3	15
Complete Vehicles	1,321	1,311	50	20	—	4
Corporate & Other [i]	(124)	—	(21)	5	1	1
Total Reportable Segments	$8,657	$8,657	$403	$336	$(30)	$203

	Three months ended March 31, 2019
				Depreciation		Fixed
	Total	External	Adjusted	and	Equity	asset
	sales	sales	EBIT [ii]	amortization	income	additions

Body Exteriors & Structures	$4,308	$4,210	$363	$175	$(1)	$111
Power & Vision	3,083	3,035	216	107	(34)	114
Seating Systems	1,433	1,427	94	15	(1)	9
Complete Vehicles	1,928	1,918	28	19	—	17
Corporate & Other [i]	(161)	1	19	5	1	—
Total Reportable Segments	$10,591	$10,591	$720	$321	$(35)	$251

[i]             Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii]          The following table reconciles Net income to Adjusted EBIT:

	Three months ended
	March 31,
	2020	2019

Net income	$252	$1,101
Add:
Interest expense, net	17	31
Other income, net	—	(679)
Income taxes	134	267
Adjusted EBIT	$403	$720

Magna International Inc. First Quarter Report 2020    39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       SEGMENTED INFORMATION (CONTINUED)

[b] The following table shows Goodwill for the Company’s reporting segments:

	March 31,	December 31,
	2020	2019
Body Exteriors & Structures	$453	$458
Power & Vision	1,216	1,238
Seating Systems	165	169
Complete Vehicles	109	111
Total Reportable Segments	$1,943	$1,976

[c]    The following table shows Net Assets for the Company’s reporting segments:

	March 31,	December 31,
	2020	2019
Body Exteriors & Structures	$7,609	$7,906
Power & Vision	5,690	5,626
Seating Systems	1,120	1,219
Complete Vehicles	681	735
Corporate & Other	329	468
Total Reportable Segments	$15,429	$15,954

The following table reconciles Total Assets to Net Assets:

	March 31,	December 31,
	2020	2019
Total Assets	$25,331	$25,790
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,146)	(1,276)
Deferred tax assets	(324)	(308)
Long-term receivables from joint venture partners	(69)	(71)
Deduct liabilities included in segment net assets:
Accounts payable	(5,635)	(5,628)
Accrued salaries and wages	(807)	(753)
Other accrued liabilities	(1,921)	(1,800)
Segment Net Assets	$15,429	$15,954

[d]  Disaggregation of Revenue

Total tooling and other sales were $185.9 million and $149.0 million for the three months ended March 31, 2020 and 2019, respectively.

40     Magna International Inc. First Quarter Report 2020

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.  SUBSEQUENT EVENTS

Credit Facility

As of March 31, 2020, the Company had cash and cash equivalents, including restricted cash of $1.26 billion and term and operating lines of credit totalling $3.3 billion, of which $3.1 billion was unused and available. On April 13, 2020, the Company amended its 364-day syndicated revolving credit facility, which included an increase to the size of the facility from U.S. $300 million to U.S. $1.0 billion and an extension of the maturity date from June 22, 2020 to April 12, 2021. The facility can be drawn in U.S. dollars or Canadian dollars. This amendment brings the Company’s term and operating lines of credit to $4.0 billion as of May 6, 2020.

Shelf Prospectus

On April 14, 2020, the Company filed a preliminary short form base shelf prospectus [“Shelf Prospectus”] with the Ontario Securities Commission [the “OSC”] and a corresponding shelf registration statement with the United States Securities and Exchange Commission. Once the final shelf prospectus is receipted by the OSC and the shelf registration statement becomes effective, these filings will, subject to securities regulatory requirements, qualify for issuance up to an aggregate of U.S. $2.0 billion of debt securities, from time to time, over a 25-month period.

Magna International Inc. First Quarter Report 2020    41

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada — Common Shares

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1 (800) 564-6253

United States — Common Shares

Computershare Trust Company N.A.

462 S. 4th Street

Louisville, Kentucky, USA 40202

Telephone:  1 (800) 962-4284

From all other countries

Telephone: 1 (514) 982-7555

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange                                                         MG

The New York Stock Exchange                       MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.